

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 20, 2012

Via E-mail
Mr. Keith S. Bair
Senior Vice President and Chief Financial Officer
Faro Technologies, Inc.
250 Technology Park
Lake Mary, FL 32746

      Re: Faro Technologies, Inc.
              Form 10-K for the fiscal year ended December 31, 2011
              Filed February 28, 2012
              File No. 000-23081

Dear Mr. Bair:

      We have reviewed your filing and correspondence dated August 10, 2012 and we have the following comments.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements

Note 17. Segment Reporting, page 59

1. Further to your response to prior comment 2, we note the seven major products discussed on pages 4 - 5 of your Form 10-K and on your website. We further note that you refer to these products as articulated electromechanical measuring devices (FaroArm, FARO Laser Scan Arm and FARO Gage), laser-based measuring devices (FARO Laser Tracker ION, FARO Focus 3D and FARO 3D Imager AMP) and computer-aided measurement software. Please further discuss

your consideration of providing the disclosures under ASC 280-10-50-40 related to revenues from external customers for each product and service or each group of similar products and services.

Exhibit 23.1

2. We note from your response to prior comment 3 that you intend to file an amendment to your Form 10-K to include a corrected consent from your independent registered public accounting firm which refers to the correct date of the reports. Please file that amendment.

You may contact Praveen Kartholy at (202) 551-3778 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding our comments. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant